Exhibit 3

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

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Form of Proxy — Annual and Special Meeting of Shareholders of Four Seasons Hotels Inc. to be held on May 12, 2004

Notes to Proxy

1.	This form of proxy should be read in conjunction with the Notice of Annual and Special Meeting dated April 12, 2004 and related Management Information Circular.

2.	Shareholders have the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed on this form, please insert the name of your chosen proxyholder in the space provided (see reverse) or use another proper form of proxy.

3.	This proxy should be signed by the shareholder or an attorney in the exact manner as the name appears on the proxy. If the shareholder is a corporation, the proxy should be executed by duly authorized officers or attorneys.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed.

5.	The shares represented by this proxy, if it is properly completed and delivered, will be voted or withheld from voting as directed by the shareholder. In the absence of such directions, those shares will be voted FOR the matters listed in items 1, 2 and 3 and AGAINST the matter listed in item 4 on the reverse hereof, all as described in the Management Information Circular.

METHOD OF VOTING

•	Complete, sign and date the reverse hereof.

•	Return this Proxy in the envelope provided.

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•	Complete, sign and date the reverse hereof.

•	Forward it by fax to (416) 263-9524 or toll-free to 1-866-249-7775 for calls within Canada and the U.S.

•	Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S.

Signed and completed forms of proxy must be received at the Toronto office of Computershare Trust Company of Canada by 4:30 p.m. (Eastern Time) on Tuesday May 11, 2004 or be hand-delivered at the registration table (for presentation to the Chairman) on the day of the meeting before the commencement of the meeting.

003NKD

This Form of Proxy is solicited by and on behalf of Management.

     Appointment of Proxyholder

The undersigned holder of Limited Voting Shares of Four Seasons Hotels Inc. (“Four Seasons”) hereby appoint(s):
Kathleen Taylor, or failing her Wolfgang H. Hengst	OR	Print the name of the person you are appointing

as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the Annual and Special Meeting of Shareholders of Four Seasons to be held on May 12, 2004, and at any adjournment or adjournments thereof, with power of substitution and with all the powers that the undersigned could exercise if personally present and with authority to vote at the proxyholder’s discretion (except as otherwise specified in this form of proxy) and to vote and act in the proxyholder’s discretion with respect to amendments or variations to matters referred to in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters that may properly come before the meeting.

1.	Election of Directors The Board of Directors of Four Seasons recommends that shareholders vote FOR the following nominees:

	For	Withhold
Nan-b de Gaspé Beaubien; J. Robert S. Prichard (to be elected separately, and as a class, by holders of Limited Voting Shares).	☐	☐

For	Withhold
Brent Belzberg; H. Roger Garland; Charles S. Henry; Heather Munroe-Blum; Ronald W. Osborne; Lionel H. Schipper; Isadore Sharp; Anthony Sharp; Benjamin Swirsky; Shuichiro Tamaki; Simon M. Turner (to be elected by holders of Limited Voting Shares and Variable Multiple Voting Shares)
☐	☐	Fold

2.	Appointment of Auditors

	For	Withhold
The Board of Directors recommends that you vote FOR the appointment of KPMG LLP as Auditors and the authorization of the directors to fix their remuneration.	☐	☐

3. Amendment to Option Plan

The Board of Directors recommends that you vote FOR the amendment to the option plan to increase the number of Limited Voting Shares in respect of which options may be granted under the plan.	For ☐	Against ☐

4. Shareholder Proposal

The Board of Directors recommends that you vote AGAINST the Shareholder Proposal set out in Schedule A to the Management Information Circular.	For ☐	Against ☐	Fold

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors above.

Signature(s)	Date-Day	Month	Year

☐    F S H Q
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